SUBSIDIARIES OF ASHWORTH, INC.

Ashworth Store I, Inc., a Delaware corporation Ashworth Store II, Inc., a Delaware corporation Ashworth Store III, Inc., a Delaware corporation (inactive) The Hat Factory, Inc., a Delaware corporation (inactive)
Ashworth International, Inc., a U.S. Virgin Islands corporation
Ashworth U.K., Ltd., a United Kingdom corporation
Ashworth Inc., et Cie, a Luxembourg partnership










































                                   EXHIBIT 21


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